NO. 45816A106                        13D                       Page 1 of 3 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            _________________________

                                  SCHEDULE 13D

                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                               Intelligroup, Inc.
                                (NAME OF ISSUER)

                     Common Stock, Par Value $.01 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                    45816A106
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888

              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                  June 29, 2002
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13e-1(e), 13d-1(f) or Rule 13d-1(g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NO. 45816A106                        13D                       Page 2 of 3 Pages


Item 4.  Purpose of the Transaction.

         Item 4 is hereby amended and supplemented as follows:

         On June 29, 2002, the reporting entities issued a press release regarding the announcement of their intention to vote for the slate of directors proposed by Ashok Pandey if the parties to the Company's proxy fight cannot reconcile their differences.

         The reporting entities reserve the right to change their intentions prior to the Annual Meeting of Shareholders on July 2, 2002.

Item 7.  Material to be filed as Exhibits.

         Item 7 is hereby amended and supplemented as follows:

         Exhibit 14 - Press release issued June 29, 2002.

NO. 45816A106                        13D                       Page 3 of 3 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2002

BEECHROCK HOLDINGS LIMITED                              BRAYDON HOLDINGS LIMITED


By:     /s/ L.M. Singh                         By:     /s/ Meenaz Dhanani
        --------------------                           -------------------------
        L.M. Singh, Director                            Meenaz Dhanani, Director